EXHIBIT 99.1

Osisko Announces Q4 2023 GEO Deliveries, Record Cash Margin and Reduced Debt Balance

MONTRÉAL, Jan. 08, 2024 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (the “Corporation” or “Osisko”) (OR: TSX & NYSE) is pleased to provide an update on its fourth quarter 2023 deliveries, revenues and cash margin, as well as on its cash and debt positions as of December 31st, 2023. All monetary amounts included in this report are expressed in Canadian dollars, unless otherwise noted.

PRELIMINARY Q4 2023 RESULTS

Osisko earned 23,275 attributable gold equivalent ounces1 (“GEOs”) in the fourth quarter of 2023, for a total of 94,323 GEOs in 2023, representing record annual deliveries for the Corporation. Osisko’s year-over-year GEOs earned increased by 6% in 2023 but fell slightly short of the low end of the 2023 guidance range of 95,000-105,000 GEOs.

Osisko recorded preliminary revenues from royalties and streams of $65.2 million during the fourth quarter and preliminary cost of sales (excluding depletion) of $4.0 million, resulting in a record quarterly cash margin2 of approximately $61.2 million (or 94%).

For the full year 2023, preliminary revenues from royalties and streams reached a record $247.3 million and preliminary cost of sales (excluding depletion) are estimated at $16.6 million, resulting in a record annual cash margin2 of approximately $230.7 million (or 93%), a year-over-year increase of 14%.

As at December 31st, 2023, Osisko’s cash position was approximately $67.7 million, following the sale of its entire equity position in Osisko Mining Inc. and a subsequent $136.0 million repayment on the Corporation's revolving credit facility. The Corporation’s revolving credit facility was drawn by approximately $191.9 million at the end of 2023, with an additional amount of $358.1 million available to be drawn plus the uncommitted accordion of up to $200 million.

Q4 AND YEAR-END 2023 RESULTS CONFERENCE AND WEBCAST CALL DETAILS

Osisko provides notice of the fourth quarter and annual 2023 results and conference and webcast call details.

Results Release:	Tuesday, February 20th, 2024 after market close

Conference Call:	Wednesday, February 21st, 2024 at 10:00 am ET

Dial-in Numbers: (Option 1)	North American Toll-Free: 1 (888) 886 7786 Local and International: 1 (416) 764 8658 Conference ID: 57708068

Webcast link: (Option 2)	https://viavid.webcasts.com/starthere.jsp?ei=1650912&tp_key=a14693e644

Replay (available until Thursday, March 21st at 11:59 PM ET):	North American Toll-Free: 1 (877) 674 7070 Local and International: 1 (416) 764 8692 Playback Passcode: 708068#

Replay also available on our website at www.osiskogr.com

The figures presented in this press release, including revenues and costs of sales, have not been audited and are subject to change. As the Corporation has not yet finished its year-end procedures, the anticipated financial information presented in this press release is preliminary, subject to year-end adjustments, and may change materially.

(1) Gold Equivalent Ounces

GEOs are calculated on a quarterly basis and include royalties and streams. Silver earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces earned by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties are converted into gold equivalent ounces by dividing the associated revenue earned by the average gold price for the period.

Average Metal Prices and Exchange Rate

	Three months ended December 31		Years ended December 31
	2023	2022	2023	2022

Gold(i)	$1,971	$1,727	$1,941	$1,800
Silver(ii)	$23.20	$21,17	$23.35	$21.73

Exchange rate (US$/Can$)(iii)	1.3624	1.3578	1.3497	1.3013

(i) The London Bullion Market Association’s pm price in U.S. dollars.
(ii) The London Bullion Market Association’s price in U.S. dollars.
(iii) Bank of Canada daily rate.

(2) Non-IFRS Measures

The Corporation has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including cash margin in dollars and in percentage. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. As Osisko’s operations are primarily focused on precious metals, the Corporation presents cash margins as it believes that certain investors use this information, together with measures determined in accordance with IFRS, to evaluate the Corporation’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. However, other companies may calculate these non-IFRS measures differently.

Cash margin (in dollars) represents revenues less cost of sales (excluding depletion). Cash margin (in percentage) represents the cash margin (in dollars) divided by revenues.

(In thousands of dollars)	Three months ended December 31, 2023	Year ended December 31, 2023

Revenues	$65,164	$247,320
Less: Cost of sales (excluding depletion)	($4,007)	($16,645)
Cash margin (in dollars)	$61,157	$230,675
Cash margin (in percentage of revenues)	93.9%	93.3%

About Osisko Gold Royalties Ltd

Osisko is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 180 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 3-5% net smelter return royalty on the Canadian Malartic mine, one of Canada’s largest gold mines.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Grant Moenting Vice President, Capital Markets Tel: (514) 940-0670 x116 Cell: (365) 275-1954 Email: gmoenting@osiskogr.com	Heather Taylor Vice President, Sustainability and Communications Tel: (514) 940-0670 x105 Email: htaylor@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, that financial information may be subject to year-end adjustments and the availability of the uncommitted accordion of the credit facility. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which Osisko holds a royalty, stream or other interest; risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from resource estimates or production forecasts by operators, (d) differences in conversion rate from resources to reserves and ability to replace resources, (e) the unfavorable outcome of any challenges or litigation relating title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, (ii) with respect to other external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko, (b) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (c) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held, (d) continued availability of capital and financing and general economic, market or business conditions, and (e) responses of relevant governments to infectious diseases outbreaks and the effectiveness of such response and the potential impact of such outbreaks on Osisko’s business, operations and financial condition; (iii) with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by Osisko, (b) the integration of acquired assets (c) the determination of Osisko’s PFIC status or (d) that financial information may be subject to year-end adjustments. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the absence of significant change in Osisko’s ongoing income and assets relating to determination of its PFIC status, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which Osisko holds a royalty, stream or other interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of Osisko filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward-looking statements and such forward-looking statements included in this press release are not guarantee of future performance and should not be unduly relied upon. These statements speak only as of the date of this press release. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.